Exhibit 99.1

Press Release

Sphere 3D Corp. Announces Cancellation of 37.5% of the Outstanding Series H Preferred
Shares and Agreement with Hertford Advisors

  Cancellation of 37.5% or 36,000 of the Outstanding Series H Preferred Shares
  Nomination of David Danziger, CPA, CA, for election to the Board of Directors at Upcoming 2022 Annual and Special General Meeting
  Voting and Standstill Agreement with Hertford

TORONTO, Ontario, Canada, November 8, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (NASDAQ: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, today announced that it has entered into an agreement (the "Agreement") with Hertford Advisors Ltd., a Cayman Islands Company ("Hertford"), with respect to the Series H Preferred Shares.

Pursuant to the Agreement, the Company has cancelled 36,000 Series H Preferred Shares1, representing 37.5% of the outstanding Series H Preferred Shares, without payment of any cash consideration.  The Series H Preferred Shares were issued to Hertford pursuant to a Purchase Agreement dated July 31, 2021. Each Series H Preferred Share is convertible into 1,000 common shares and the cancellation of 36,000 Series H Preferred Shares will significantly reduce the dilutive impact of the Series H Preferred Shares to holders of the Company's common shares.

Hertford will retain 60,000 Series H Preferred Shares, which are non-voting and do not accrue dividends.  At the Company's upcoming Annual General Meeting ("AGM") scheduled for December 20, 2022, the Company will seek shareholder approval for the conversion of the remaining 60,000 Series H Preferred Shares, subject to the terms and conditions contained in the Company's articles.

The Agreement also provides for certain resale restrictions applicable to the common shares that are issuable upon the conversion of the remaining Series H Preferred Shares during the two-year period ending on December 31, 2024, which are different from the restrictions contained in the Purchase Agreement.

Pursuant to the Agreement, and consistent with our ongoing efforts to strengthen the expertise, corporate governance, and oversight of the Company's board of directors, the Company will nominate David Danziger, CPA, CA at the AGM for election as a director. Subject to his being elected by the Company's shareholders, the Board intends to appoint Mr. Danziger as a member of its Audit Committee.  With the addition of Danziger, and the appointment of Timothy Hanley announced on May 31, 2022, the Company has completed its Board expansion to five members, consistent with the Company's announcement in April 2022.

Mr. Danziger brings approximately 42 years of experience completing significant transactions, assisting with complex accounting matters and regulatory issues as an audit partner and compliance advisor to dozens of public companies.  Mr. Danziger has served on the board of directors of various public companies in the traditional mining and fintech industries. He currently serves as a member of MNP LLP's management team in his role as Senior Vice President of Assurance.

1 Convertible into 36,000,000 common shares, representing approximately 52% of the common shares currently issued and outstanding.

In addition, pursuant to the Agreement, the Hertford and certain other persons have also agreed to abide by certain customary voting and standstill provisions for the period ending 45 days following the date of the Company's 2023 Annual General Meeting.  A copy of the Agreement will be filed on www.sedar.com.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise. The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators. Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards. For more information about the Company, please visit sphere3d.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions. Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors
Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D
Investor.relations@sphere3d.com